UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Amendment No. 1

XCEL BRANDS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64111Y206

(CUSIP Number)

Isaac Mizrahi

c/o XCel Brands, Inc.

475 10th Avenue, 4th Floor

New York, NY 10018

(347) 727-2474

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 02971T107	Page 2 of 5 Pages

1		NAME OF REPORTING PERSON Isaac Mizrahi
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 1,521,382**
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,521,382**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%
14		TYPE OF REPORTING PERSON (See Instructions) IN

* As described below under Items 5 and 6, the shares of the Issuer’s common stock held by Mr. Mizrahi are subject to an irrevocable proxy and accordingly Mr. Mizrahi holds no voting power in respect of such shares.

** As described below under Item 5, includes 1,521,382 shares of the Issuer’s common stock distributed from the 2,759,000 shares of the Issuer’s common stock previously owned by IM Ready-Made, LLC, based on Mr. Mizrahi’s 95% ownership interest in IM Ready-Made, LLC.

Page 2 of 5 Pages

Item 1. Security and Issuer.

This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 11, 2011 by Isaac Mizrahi, an individual (the “Reporting Person”), with respect to the shares of common stock, par value $0.001 per share (the “Common Shares”) of XCel Brands, Inc., a Delaware corporation (the “Issuer”), having principal executive offices at 475 10th Avenue, 4th Floor, New York, NY 10018.

Item 2. Identity and Background.

This Amendment No. 1 amends and substitutes in its entirety Item 2 to state as follows:

This Statement is being filed by and on behalf of the Reporting Person. The Reporting Person’s business address is c/o the Issuer, 475 10th Avenue, 4th Floor, New York, NY 10018. His present principal occupation is as the Chief Designer for the Isaac Mizrahi Brand of the Issuer, and the principal business and address at which he carries out such occupation is that of the Issuer. He is a citizen of the United States of America.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is inapplicable to this Amendment No. 1.

Item 4. Purpose of Transaction.

This Amendment No. 1 amends and substitutes in its entirety Item 4 to state as follows:

On May 2, 2012, the Reporting Person sold and transferred 266,668 Common Shares previously owned by the Reporting Person at a price per share of $3.00 in a private transaction with four unaffiliated purchasers. These sales resulted in the disposition by the Reporting Person of its ownership of, and all voting and investment power in respect of, 266,668 Common Shares.

On May 8, 2012, the Reporting Person sold and transferred 833,000 Common Shares previously owned by the Reporting Person at a price per share of $3.00 in a private transaction with nine unaffiliated purchasers. These sales resulted in the disposition by the Reporting Person of its ownership of, and all voting and investment power in respect of, 833,000 Common Shares.

Depending upon market conditions and other factors that the Reporting Person may deem material to his investment decisions, the Reporting Person may make purchases of Common Shares from time to time and may dispose of any or all of the Common Shares held by him at any time. Except as set forth in this Item 4 and to the extent that his role as Chief Designer of the Issuer’s “Isaac Mizrahi Brand” grants to him the ability to directly or indirectly influence the management and policies of the Issuer, the Reporting Person has no plans or proposals which relate to or could result in any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may from time to time review or reconsider his position with respect to the Issuer or formulate plans or proposals with respect to any matter referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, but has no present intention of doing so. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change at any time his intention with respect to any or all of the Common Shares held by him as of May 8, 2012.

Page 3 of 5 Pages

Item 5. Interest in Securities of the Issuer.

This Amendment No. 1 amends and substitutes in its entirety Item 5 to state as follows:

Prior to the transactions described in Item 4 above, IM Ready-Made, LLC (“IM Ready”), of which the Reporting Person owns 95% of the outstanding membership interests, distributed to the Reporting Person 2,621,050 of the total number of 2,759,000 Common Shares then held by IM Ready. Such distribution to the Reporting Person was of that number of Common Shares to which beneficial ownership was attributable to the Reporting Person pursuant to its ownership interest in IM Ready. IM Ready also separately distributed to the owner of the other 5% of its outstanding membership interests 137, 950 Common Shares.

As of May 8, 2012, the Reporting Person owns beneficially, and has sole dispositive power in respect of, 1,521,382 Common Shares, which represent 26.2% of the total number of outstanding Common Shares. As described in Item 6, the information set forth under which is incorporated by reference into this Item 5, the Reporting Person has no voting power in respect of any of the Common Shares held by him.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Amendment No. 1 amends and substitutes in its entirety Item 6 to state as follows:

The information set forth under Item 4 of this Amendment No. 1 is incorporated by reference into this Item 6.

Pursuant to that certain Voting Agreement dated as of September 29, 2011 by and between IM Ready and the Issuer (the “Voting Agreement”), IM Ready and each of its respective permitted successors, assigns and direct and indirect transferees who become beneficial owners of Common Shares (including the Reporting Person) agreed to appoint a person designated by the board of directors of the Issuer as their irrevocable proxy and attorney-in-fact with respect to the Common Shares held by them. The board of the directors of the Issuer designated Robert W. D’Loren, the chairman of the board of directors and the Issuer’s chief executive officer, to act as the irrevocable proxy and attorney-in-fact with respect to such Common Shares. Pursuant to the Voting Agreement, Mr. D’Loren is required to vote such Common Shares in favor of matters recommended or approved by the board of directors of the Issuer.

Other than as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Issuer’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The Voting Agreement is incorporated herein by reference to Exhibit 9.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 5, 2011.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2012

ISAAC MIZRAHI

By:	/s/ Isaac Mizrahi

Page 5 of 5 Pages